Via Facsimile and U.S. Mail
Mail Stop 6010


March 21, 2006


Ms. Patti Ketchner
Chief Financial Officer
185 Berry Street
Suite 6504
San Francisco, CA  94107

Re:	Sirna Therapeutics, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Form 10-Q for the Quarterly Period Ended September, 2005
	File No. 000-27914


Dear Ms. Ketchner:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief